

Mail Stop 4720

March 15, 2017

Brian Davis
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

> **Re:** **Home Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K Filed January 19, 2017**
> **File No. 000-51904**

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Non-GAAP Financial Measurements, page 88

1. Please tell us how you considered whether the non-GAAP measure "Allowance for loan losses plus discount for credit losses on purchased loans to total loans plus discount for credit losses on purchased loans" uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

<u>Form 8-K Filed January 19, 2017 – Exhibit 99.1</u>

2. Please revise future Form 8-K filings in which you present non-GAAP financial measures to disclose the information required in Rule 100(a) of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services